                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                                               Commission File Number  000-26275

                          NOTIFICATION OF LATE FILING

(Check One)
[ ]   Form 10-K         [ ]   Form 20-F         [ ] Form 11-K
[X]   Form 10-Q         [ ]   Form N-SAR

     For Period Ended: June 30, 2000
                       -------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended: N/A
                                      --------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                        --------

                        PART I -- REGISTRANT INFORMATION

                               drkoop.com, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

                           7000 N. Mopac, Suite 400
--------------------------------------------------------------------------------
Address of principal executive office (Street and Number)

                              Austin, Texas 78731
--------------------------------------------------------------------------------
City, state and zip code

                        PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X]            (a)       The reasons described in reasonable detail in Part
                              III of this form could not be eliminated without unreasonable effort or expense;

     [X]            (b)       The subject annual report, semi-annual report,
                              transition report on Form 10-K, Form 20-F, 11-K,
                              Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]            (c)       The accountant's statement or other exhibit
                              required by Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

     As previously disclosed in public filings with the Securities and Exchange Commission (the "Commission"), the registrant is engaged in efforts to implement a permanent financing to refinance bridge financing previously received and has also engaged in discussions with parties proposing strategic transactions with the registrant. These efforts to pursue significant corporate transactions have placed significant demands on our financial staff. These demands have made it impossible to prepare the Form 10-Q for the June quarter and obtain the necessary management review of this filing on or prior to August 14, 2000 without incurring unreasonable effort or expense.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Susan M. Georgen-Saad       (512)                  583-5667
        -----------------------  -----------     ----------------------------
               (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          [X]  Yes                    [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

          [X] Yes                     [ ]      No

          If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Please see attached.

drkoop.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2000              By  /s/ Susan M. Georgen-Saad
                                    -----------------------------
                                    Susan M. Georgen-Saad
                                    Acting Chief Financial Officer

                            Attachment to Part IV(3)
                            ------------------------


     Given the rapid growth of the registrant, it does not believe that a comparison to the prior fiscal year is a relevant measurement tool. On July 14, 2000, however, in a Form 8-K the registrant reported that as of the date of that Report, management believed that revenues for the quarter ended June 30, 2000 will be $2.5 million to $3.0 million and the net loss will be $1.15 to $1.18 per share. Management continues to believe that the results of operations for the quarter will be consistent with these ranges.

     Some of the information provided above constitutes forward-looking statements which are subject to the safe-harbor provisions of the federal securities laws. In particular, our estimate of results for the quarter ended June 30, 2000 constitute such forward-looking statements. These forward-looking statements are based on our current expectations and are subject to material risks and uncertainties.